Exhibit 99.1

GasLog Partners LP Announces New Multi-Year Charter Agreement with Gunvor

Monaco, June 14, 2019 - GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP) announced today that one of its subsidiaries has entered into a three-and-a-half-year charter for the GasLog Shanghai with Clearlake Shipping Pte Ltd, a subsidiary of Gunvor Group Ltd (“Gunvor”). The charter, expected to commence in June 2019, will have a variable rate of hire across the charter period based upon an agreed range.

The GasLog Shanghai is a 155,000 cbm TFDE LNG carrier built in 2013 which is currently operating in the LNG carrier spot market.

Andrew Orekar, Chief Executive Officer of GasLog Partners, stated, “I am very pleased to announce this three-and-a-half-year charter agreement with Gunvor, a new and high-quality counterparty for GasLog Partners. The charter delivers on our commitment to secure term employment for the GasLog Shanghai, strengthens the cash flow visibility of the Partnership and supports our year-on-year distribution growth guidance of 2% to 4% in 2019.”

Contacts:

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogmlp.com

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

About Gunvor Group

Gunvor Group is one of the world’s largest independent commodities trading houses by turnover, creating logistics solutions that safely and efficiently move physical energy from where it is sourced and stored to where it is demanded most. With strategic investments in industrial infrastructure—refineries, pipelines, storage, terminals, mining and upstream—Gunvor further generates sustainable value across the global supply chain for its customers. More information can be found at www.GunvorGroup.com or @Gunvor.